UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Report comprises the following:

Exhibit No.	Description

99.1	HSBC Holdings plc provides a notice of redemption and cancellation of listing to the holders of HSBC Holding plc’s $2,500,000,000 3.262% Fixed Rate/Floating Rate Senior Unsecured Notes due 2023, dated February 8, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
(Registrant)
Date: February 8, 2022
	By:	/s/ Ewen Stevenson
	Name:	Ewen Stevenson
	Title:	Group Chief Financial Officer